

Mail Stop 3561

June 29, 2016

Robert C. Lyons
Chief Financial Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

> **Re: GATX Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-02328**

Dear Mr. Lyons:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Andrew Mew

                                                Andrew Mew
                                                Senior Assistant Chief Accountant
                                                Office of Transportation and Leisure